Filed pursuant to Rule 433

Registration Statement 333-163050

Relating to Preliminary Prospectus Supplement dated November 21, 2013

Republic of Panama

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	Re-opening of 5.200% Global Bonds due 2020 (“global bonds”)

Distribution:	SEC Registered

Amount Issued:	U.S.$500,000,000 aggregate principal amount (brings total aggregate principal amount to U.S.$1,500,000,000)

Coupon:	5.200% (30/360-day count basis)

Maturity:	January 30, 2020

Offering Price:	107.924% of principal amount. The offering price does not include accrued interest from July 30, 2013 to November 26, 2013 totaling U.S.$8,377,777.78 in the aggregate for the global bonds, which is payable by purchasers.

Net Proceeds to the Issuer (before expenses and not including accrued interest):	U.S.$539,620,000

Use of Proceeds:	To partially fund the repurchase of Panama’s outstanding 7.250% U.S. Dollar-Denominated Global Bonds due 2015 in its tender offer.

Yield to Maturity:	3.750%

Spread to Benchmark Treasury:	+238.8 basis points

Benchmark Treasury:	UST 1.25% due October 31, 2018

Benchmark Treasury Spot and Yield:	99-15 / 1.362%

Listing and Trading:	Application has been made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds trade on the Euro MTF Market thereof.

Optional Redemption:	Panama will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice to the holders

(with a copy to the fiscal agent, The Bank of New York Mellon) to redeem the global bonds, in whole or in part, at any time and from time to time, at a redemption price equal to the principal amount of the global bonds being redeemed, plus the excess, if any, of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the global bonds (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 35 basis points over (ii) the principal amount of such global bonds, plus accrued interest on the principal amount of the global bonds to the date of redemption.

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations:	U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest and Payment Dates:	January 30 and July 30

First Coupon Payment Date:	January 30, 2014

Settlement:	November 26, 2013 (T+3)

CUSIP/ISIN:	698299 AX2 / US698299AX28

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated November 21, 2013, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as the underwriters have agreed to purchase and Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated below:

Underwriters
Citigroup Global Markets Inc.	$250,000,000
J.P. Morgan Securities LLC	$250,000,000
Total	$500,000,000

The global bonds offered hereby will have the same CUSIP number and ISIN as U.S.$1,000,000,000 aggregate principal amount of 5.200% Global Bonds due 2020 issued by Panama on November 23, 2009 (the “existing bonds”), and will be fully fungible with, rank equally with and form a single series with, the existing bonds.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/76027/000119312513449262/d632786d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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